BofI Holding, Inc.

Investor Presentation

Greg Garrabrants

President and Chief Executive Officer

December 2013

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2013. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Q1 Fiscal 2014 Financial Highlights

Q1 2014 vs. Q1 2013	Amount ($MM or %)	Increase (%)
Asset growth	$666.9	25.5%
Deposit growth	$340.0	18.3%
Loan portfolio growth	$520.0	27.2%
Loan portfolio origination growth	$191.0	68.3%
Non-performing assets to total assets	55 bps	-27 bps
Q4 Net Income	$12.2	35.5%
Diluted EPS	$0.85	26.9%

Return on Equity: 17.7%

Return on Assets: 1.63%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)

The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	[illegible]	0.63	0.03
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)

The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	[illegible]	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	[illegible]
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

2010 The Best of the Biggest Thrifts

The best of the biggest (part 1)

The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

2010 Rank[1]	Company (ticker)	State	Score	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share 3-yr CAGR (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	Malaga Financial Corp. (MLGF)	CA	134.22	817	1.32	15.57	13.27	35.86	0.23	0.00
2	BofI Holding Inc. (BOFI)	CA	127.12	1,736	1.29	15.44	15.16	39.43	1.51	0.45
3	New York Community Bancorp Inc. (NYB)	NY	126.45	41,047	1.32	19.31	11.74	36.43	3.04	0.36
4	Hingham Institution for Savings (HIFS)	MA	117.18	1,033	1.09	15.06	10.19	41.86	0.80	0.02
9	Northwest Bancshares Inc. (NWBI)[5]	PA	81.68	8,122	0.76	5.60	36.85	57.01	3.25	0.67

2 BofI Holding, Inc. (BOFI) CA 127.12 1,736 1.29 15.44 15.16 39.43 1.51 0.45

#2

Source: SNL Financial

...and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

2013 rank	2012 rank		Total assets ($000)	2012 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	N/A	HomeStreet, Seattle, WA	$2,631,230	39.18	3.43	79.45	19.31	61.50	12.80
2	239	Independent Bank Corp., Ionia, MI	$2,023,876	22.85	1.12	40.68	14.71	77.59	2.24
3	3	Republic Bancorp, Louisville, KY	$3,394,399	22.51	3.35	33.64	25.28	46.90	3.78
4	8	BofI Holding, San Diego, CA	$2,874,322	17.30	1.49	22.30	14.60	38.15	1.16
5	87	Meta Financial Group, Sioux Falls, SD	$1,763,270	17.21	1.21	53.12	22.23	84.41	2.54
6	1	Bank of the Ozarks, Little Rock, AR	$4,040,207	16.68	2.04	25.29	19.36	48.59	0.34
7	N/A	Pacific Premier Bancorp, Irvine, CA	$1,173,792	16.34	1.52	9.32	14.43	61.20	0.22
8	38	Cardinal Financial Corp., McLean, VA	$3,039,187	16.02	1.70	41.06	13.04	51.37	0.42
9	N/A	Monarch Financial Holdings, Chesapeake, VA	$1,215,446	15.81	1.25	68.78	12.05	79.93	0.33
10	132	Provident Financial Holdings, Riverside, CA	$1,248,330	15.28	1.74	65.79	20.05	61.24	4.00

Source: ABA Banking Journal, May 2013

Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 96% on ROE means that the Bank outperformed 96% of all Banks. The 20% G&A ranking means that only 20% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.73%	0.71%	92%
Return on equity	18.85%	7.13%	96%
G&A	1.80%	2.87%	20%
Efficiency ratio	37.66%	68.48%	6%

Source: Uniform Bank Performance Report (UBPR) as of 9/30/13
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 9/30/13

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	3.66	3.63
Salaries and benefits	0.83	1.53
Premises and equipment	0.16	0.37
Other non-interest expense	0.67	1.19
Total non-interest expense	**1.66**	**3.09**
Core business margin	**2.00**	**0.54**

1. BofI Federal Bank only for the three months ended 9/30/13 - the most recent data on FDIC website “Statistics on Depository Institutions Report" Excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 9/30/13. Total of 450 institutions $1-$10 billion

Corporate Profile and Vision

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $3.3 billion asset savings and loan holding company[1]
- 13-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 320 employees ($10.3 million in assets per employee)[1]
- Market Capitalization of $1.04 billion[2]

1. As of 09/30/13
2. As of 11/25/13 closing price of $75.68 per share

Well Capitalized for Growth

12-month Growth with Existing Capital at 8% Target and Projected Earnings Over Next Four Quarters


$MM
5,000
4,000
3,000
2,000
1,000
$3,284
$370
$732
$4,386
30% asset growth possible with organic earnings and excess cash
Bank Assets
Deploy Existing Capital
Leverage Earnings
Possible Bank Assets

September 30, 2013

- **Tier 1 Capital of 8.5% at September 30, 2013**

- **Use Cash of $15 Million & Target Tier 1 Capital Ratio (8%)**

- 8% target ratio provides $190 million
- $180 million in assets when excess cash deployed at 12 to 1

- **Assume Q1 Earnings for Next Four Quarters growing at 15%**

- Generates Organic Bank Capital of $61 million
- Provides $732 million in Assets When Deployed at 12 to 1.

September 30, 2014

- **Assumes Tier 1 Capital at 8.0% - September 30, 2013**

Diversified Branchless Deposit Businesses

Deposit

	Key Elements
Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
Distribution Partners	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
Business banking	• Business banking with full suite of cash management services
Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management • IOLTA accounts
BIN sponsorship	• Prepaid program managers with focus on large national programs

Distribution Partners

Focus	Current Partner
Direct Marketing	Second Amendment Foundation; Audubon; Golden Key International Honour Society; APWU; OSFA The Strategic Financial Alliance; SIGMA Financial Corporation Member FINRA/SIPC; Center Street Securities (A Producers Equity Group Company); Sammons Securities Co. Member FINRA and SIPC
Retail	Costco Wholesale
Event-Based Issuance	skylight financial; Westlake Financial Services

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base

Percent


Checking
27.2
CD's
40.2
19.5
Money
Market
13.1
Savings

Rapid Business Banking Deposit Growth

($MM)


500
400
300
200
100
0
21
78
124
185
314
467
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

# of accounts	170	351	620	921	1,481	1,979

Note: 100% of deposits equals $2,193MM

Key Areas of Growth

Key Growth Areas	Growth: 09/2012 - 09/2013
Checking balance	258%
MMS balance	17%
Savings balance	-3%
CD balance	-19%
Transaction account balance	85%
Gen Y (1978-1994)	Number of accounts for segment up 80%, account balances up 72%
Gen X (1965-1977)	Number of accounts for segment up 73%, account balances up 46%

BofI's Vision for Multi-Channel Customer Service and Transactions


Voice
ATM
Direct Banker
Email
Video
Chat

- Aggressive outbound
  - segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multi-channel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions
- Mobile and Remote RDC through iPhone and Android applications

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks
- Cost structure of business and consumer accounts are significant concerns
- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)
- Ubiquity of mobile and smartphones
- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)

**Internet Banking/
New Preferred Method**



%
80
60
40
20
0
25
26
15
67
64
58
2008
2011
Ages 18-34
Ages 35-54
Ages 55+

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research – February 2013

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]


15% of transactions at branches
~85% of transactions non-branch
100
75
50
25
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.
2. Represents the average annual change measured in 2008-2011

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions



Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.4
~4.0% CAGR
1995
2000
2005
2010
2013

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

The Rollout of Remote Deposit Capture has had an Immediate Impact – Chase Example

% of Consumer Deposits Through Tellers[1]



%
100
80
60
40
20
0
90
85
74
62
55
51
39 points
4Q 07
4Q 08
4Q 09
4Q 10
4Q 11
4Q 12

1. Chase data includes non-Chase ATMs

Source: Gordon Smith, "Consumer & Community Banking" 2/26/13, J.P. Morgan & Chase, SNL Financial

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



%
0.8
0.6
0.4
0.2
0.0
0.65
0.40
2002
2012

Cost Per Transaction



$
4
3
2
1
0
3.97
0.59
0.56
0.10
Branch
ATM
Online/ mobile
Call center

Source: FDIC; Baird estimates; PNC population

Branch Banks Cannot Cost-Effectively Serve Most Customers



Segment 5 ($500K+ D&I)
Segment 4 ($100-$500K D&I)
Segment 3 ($25-$100K D&I)
Segment 2 ($5K-$25K D&I)
Segment 1 (<$5K D&I)
8
19
21
20
32
12
19
23
23
23
United States
Chase
>30% of Chase households have >$100K in D&I and make up ~55% of revenue
Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Primary Business – Lending

- **Lending**
  - **Single family**
    - **Gain-on-sale Mortgage Banking**
      - Internet and affinity lead sources
      - Self-service operation
      - Low-fixed costs
    - **Wholesale Jumbo**
      - High-end portfolio lender
        - "Common Sense" underwriting
        - Quarter to date average LTV of 61%
    - **Warehouse Lending**
      - Product provides vertical integration and strengthens mortgage banking relationships
  - **Multifamily**
    - **Retail**
    - **Wholesale**
      - (Retail and Wholesale:)
      - High quality originators with average experience of 15+ years
      - Call center based originators
      - Highly ranked website - apartmentbank.com
      - 12-year history as portfolio bank
      - High credit quality
      - Quarter to date average LTV of 59% and DSCR of 1.52%
  - **C&I Lending**
    - **Lender Finance**
      - Real estate and tax lien secured
      - Consumer receivable secured
    - **Healthcare Finance**
      - Lower and middle market asset-based lending (healthcare receivables)
      - Selected Health Care Real Estate
    - **Factoring**
      - Insurance company secured receivables
      - Healthcare receivables
      - Other high credit quality receivables
    - **Bank Loans**
      - Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
$1,912,999
$2,155,306
$2,195,331
$2,256,918
$2,433,001
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014

Average Loan to Value		Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
	Multifamily	55%	55%	55%	55%	55%
	Single family	54%	54%	54%	55%	56%

Single Family and Multifamily Portfolio Loan Production has increased Substantially in the Latest Quarter …

Quarterly Loan Production ($MM)

Multifamily



250
200
150
100
50
0
63
124
June 2013
September 2013

Single Family



250
200
150
100
50
0
141
243
June 2013
September 2013

Pipeline ($MM)	106	148	204	344

… but Single Family Production has shifted to Jumbo Mortgages and Away From Agency Eligible Loans

Monthly Loan Production ($MM)



Jumbo Mortgages
Agency Mortgages
$160
$140
$120
$100
$80
$60
$40
$20
$0
$118
$81
$37
$119
$64
$55
$110
$44
$66
$120
$36
$84
$121
$30
$91
$146
$30
$116
May-13
June-13
July-13
August-13
September-13
October-13

First Quarter Loan Growth Reduced by Adjustment in Warehouse and Agency Held For Sale of $88 Million



$MM
3,000
2,000
1,000
0
2,334
258
-88
2,504
Loans 6/30
Single, Multi-family, C&I and Specialty Finance
S.F. Warehouse & Agency
Loans 9/30

Net loan growth

- Quarter: 8%
- Annualized: 32%

Adjusted for S.F. Warehouse and agency held for sale decline

- Quarter: 11%
- Annualized: 44%

Loans = Loan portfolio net of allowance and discount plus Loans Held for Sale.

Moderate Reduction in Single Family Agency Production From Prior Quarter Compensated by Other Loan Production Areas

Loan Pipeline – Last Four Quarters and Current



$MM
800
600
400
200
0
367
57
217
93
489
77
66
250
96
473
84
106
204
79
677
143
148
344
42
790
160
154
425
51
FY Q2 2013
FY Q3 2013
FY Q4 2013
FY Q1 2014
10/30/13
C&I
Multifamily
Jumbo
Single Family Agency

Best-in-Class Asset Quality

Non-current (30 days+) loans to total loans[1]


(%)
4
3
2
1
0
0.62
2.14
BofI[1]
Banks $1-10 bn

Assets in non-accrual to total assets[1]


(%)
4
3
2
1
0
0.48
0.99
BofI[1]
Bank $1-10 bn

1. As reported in FDIC SDI report at 9/30/13. Total of 450 institutions included in the $1-$10 billion group

Loan Diversity – September 30, 2013

Loan Portfolio[1]

100% = $2,480 Million



Factoring
5%
Consumer and Other
2%
Home Equity
1%
Multifamily
32%
SF - Residential
51%
CRE
1%
C&I - SF Lender Finance
6%
C&I
2%

1. Gross loans before premiums, discounts and allowances

Non-Interest Income Is Diversified With Significant Growth Outside of Single Family Agency Mortgage Banking

($ in Thousands)	Q1 Fiscal 2013	Q1 Fiscal 2014
Mortgage loan sales:		
Single family	$5,006	$1,301
Multi-family	1,450	685
Other loan sales, primarily structured settlements	--	3,089
Mortgage prepayment penalties	202	654
Bank service fees, prepaid card fees, other non-interest income, net	103	1,247
	$6,761	**$6,976**

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
BofI Holding, Inc.
Phone: +1-858-350-6203
greg.garrabants@bofifederalbank.com
www.bofiholding.com

Investor Relations
BofI Holding, Inc.
investors@bofi.com
www.bofiholding.com